Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

Twitter, Facebook, Instagram and other social media posts related to the transaction:

MIKE SHIELDS (Twitter @mshields007)

•                  Tweet: The T-Mobile + Sprint merger will reduce prices, not raise them [link to Fierce Wireless article below]

Industry Voices—Madden: The T-Mobile + Sprint merger will reduce prices, not raise them

By Joe Madden, Fierce Wireless, May 29, 2018

In 2011, AT&T attempted to buy T-Mobile USA. The Department of Justice blocked the deal, saying that we need four mobile telecom providers to ensure adequate competition. Let’s examine that idea. Are four competitors really necessary?

Let’s look at other countries:

In Japan, Korea, and China, each country has three major mobile operators, and all three operators are fairly healthy financially. The average revenue per user (ARPU) is about $42 in Japan and $31 in Korea. These are the countries that will start deploying nationwide 5G networks in 2019-2020, because they collect enough money to justify a 5G network.

In Europe, greater competition has resulted in lower ARPU. Germany, France, Spain and Italy have four operators and their ARPU numbers come in around $15 to $20. For these countries, we are not forecasting nationwide 5G networks anytime in the next five years because they don’t generate enough revenue to make it worthwhile.

So, the principle of “more competition drives lower prices” appears to be correct. But when we look below the surface, it’s not really true. Here’s why:

In Japan and Korea, the average data usage was about 4-5 GB per month as of December 2017. However, in Germany, France, and Italy, average usage was only 1-2 GB per month. So, translating from “dollars per month” into “dollars per GB” leads to a very different conclusion. Watching Katie’s kitten video costs twice as much in Germany than in Korea.

This concept will become even more obvious when 5G is launched. We’ve estimated that 5G networks will bring down the cost per GB dramatically.

Assuming that ARPU remains the same, 5G customers will get 10 times as much data for the same $40 per month. In other words, the retail price could drop from $12 per GB in Japan to about $1.20/GB. Heck, at that point many 5G subscribers will “cut the cord” and dump the broadband connection to their homes, saving another $50 per month.

By 2021, we expect the retail price per GB to be at least 5 times higher in Germany than in Korea. This will completely blow up the idea that four operators are better than three.

Tech markets are not a good place to apply “textbook” antitrust solutions. The “textbook” was written around things like oil and steel, where technology changes very slowly. In the telecom market, next-generation technology does a lot more to reduce prices than any other factor. We need to encourage investment in technology, not create the appearance of competition by forcing weak companies to continue limping along.

My advice to the Department of Justice: Let T-Mobile and Sprint get married. Their children will be capable of things that we can’t do today.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s

subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Excerpts from Deutsche Telekom AG Capital Markets Day — T-Mobile Presentation

May 25, 2018 | 7:00 AM GMT

CORPORATE PARTICIPANTS

G. Michael Sievert T-Mobile USA, Inc. - President and COO

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Nils Paellmann T-Mobile US, Inc. - VP — IR

 CONFERENCE CALL PARTICIPANTS

Dhananjay Mirchandani Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

Emmet Bryan Kelly Morgan Stanley, Research Division - Head of European Telecoms Research

Yin Kin Tang UBS Investment Bank, Research Division - MD and Head of Telecom Research

Unidentified Participant

PRESENTATION

***

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Our network is also the fastest in the U.S. and has been for 4 years-plus. So that’s an incredible achievement. It’s driven by the fact that we have the leading LTE network, the most advanced LTE network in the U.S. We have been the first and the foremost to launch all of the key new capabilities and features in LTE Advanced, be that MIMO, QAM, carrier agg, you name it, and that’s how we’ve been able to drive this tremendous performance in terms of not just coverage, but speed and capacity. And we continue to maintain this lead. Hold this slide in your memory, and you’ll see what is in front of us as we move into this combination with Sprint. Average speeds in the U.S., you can see us leading about 30 megabits per second. And what we can do going forward in this combination is incredibly exciting. We’ll show you that in a second.

G. Michael Sievert T-Mobile USA, Inc. - President and COO

***

Okay. Now let’s talk about the big elephant in the room, which is this announced combination with Sprint. We made this graph. I like this part. There it goes. We are so excited about this. We announced this just 3 or 4 weeks ago. But as Tim said yesterday, we announced it after — as a culmination of years and years and years of work. I want to congratulate the team for getting this far. We have a lot of work ahead of us, but this is a big, big moment. I want to congratulate Tim, and I especially want to congratulate Thorsten for the incredible work of bringing all of these parties to the table together,

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who’ve always known that if the circumstances were right, we could unleash massive, massive value by bringing these companies together. And that value release is all based on a proposition centered around network that I want Neville to talk about in a few minutes. But this company is going to be big. It’s different than combinations that have been proposed in the past. Remember in 2011, there was a proposal for AT&T, the #2, to purchase T-Mobile, the #4 and thereby, create the #1. That didn’t work out. Everybody’s up to speed on that, right?

And it didn’t work out for — obviously, for government regulatory reasons. This is about the #3 merging with the #4 to become the #3. And — but a #3 that is so much more prepared to compete over the long term in the future in a rapidly changing marketplace, dominated by 5G technology with landline, wireline, media, video and wireless all converging into an industry that rapidly is leaving all of the former separate industries behind. This company will be prepared for the future. And that’s really what it’s all about.  Everything about it, from a — it is premised on supercharging what we just told you about. Supercharging the Un-carrier. This thing that has made us so differentiated and so special in the market has taken to an entirely new level. We will be able to bring a level of competition into the face of AT&T, Verizon and Comcast, Charter and others, sustainably over the long haul. Based on a premise that when you put these networks together, you get something really special.

As we stand here on the precipice of 5G, when you put Sprint and T-Mobile’s network capabilities and assets together and create one network based on the T-Mobile network, you don’t get 1 plus 1 equals 2; you get a multiplying effect, and that’s what I want Neville to talk about in a couple of minutes.

But first, I want you to understand that this is something we’re doing not just because it’s going to allow us to bring competition and hurt the duopoly, but because it’s going to unleash absolutely amazing value for our shareholders. We’ve already told you that it’s $43 billion in net synergies just on the cost side. Now obviously, there are lots of opportunities for revenue synergy here around new businesses that we can get into that we’ve begun to size, like tackling home broadband and bringing meaningful competition for the first time into home broadband. That’s a massive opportunity. Video being expanded rapidly due to this combination, a massive opportunity. 5G private networks for enterprises, IoT commercial opportunities, lots of revenue opportunities. Zero of them are in this $43 billion synergy number that we’ve shared. It’s mostly network. $26 billion of it is based on network synergies. But obviously, when you bring together 2 big companies like this, there are sales and service synergies, and there are back-office synergies. So overall, net of the cost to achieve $43 billion.

And that obviously results into a company that over the long haul, has very impressive aspirations. We think we can take the pro forma revenue picture from $75 billion, $76 billion, which is the current pro forma combination, to $100 billion in the longer-term picture. Service revenues, we see ongoing growth in wireless service revenue of 2% to 4%, so we see $70 billion within the planning period.

Adjusted EBITDA margins, we see growing into the 45% to 47% range in 3 to 4 years because we’ll still be consuming the cost to achieve. So one thing I want to make sure you understand, this 45% to 47% margin is net of the cost to achieve, which are still being spent in the 3-year picture. Added another 4 to

5 points in that timeframe on a gross basis for our margin when you put aside costs to achieve that will still be — being spent in year 3. So big, big opportunity for margin expansion, which we see in the 54% to 57% range in this business model.

And then obviously, a massive, massive opportunity to unlock cash flow. As we start to achieve — by bringing together these assets, we start to achieve some capital efficiency, which is part of the synergy picture. Capital cost avoidance based on the superior spectrum position of this combination is a big piece of it.

So let’s talk about the network that makes all this possible.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Thanks, Mike. So hopefully, the industrial logic — click?

G. Michael Sievert T-Mobile USA, Inc. - President and COO

Just push it hard.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

This is a 4G clicker. There we go. We’re in the 5G world. So hopefully, the industrial logic of what Mike talked about is very clear to you guys. We’re going to take 2 networks, and we’re going to take all of the customers, 130 million, and put them on one. And then that whole cost and expense stream that exists on the other network goes away. Simple math, right? That’s how you generate $40 billion in synergies. The lion’s share of it coming from the fact that there’s one network there that we don’t need. So finally, you have the cost structure and the scale that the duopoly has today. So our opportunity in front of us, when we combine the spectrum assets and the network assets of these 2 companies in the way that we intend to do it is we will create not just a great 5G network. We’re going to create, hands down, the best network in the United States.

So for me, from Capital Markets Day 6 years ago to today, to stand in front of this group and tell you that we now have within our sights in a small period of time the opportunity to take T-Mobile to the leading, leading wireless network in the United States, one of the largest and strongest markets in the world, that’s what this opportunity affords us.

You saw the spectrum assets come together if you were watching the slide behind. 5G is about incredible capacity and capability. We’ll talk about that a little more in a second. But we have, already as Mike mentioned, we’ve been rolling out 600 megahertz, and that’s going to allow us to put down a 5G layer coast to coast across the nation. Nobody else is in a position to do that. AT&T and Verizon don’t have fallow low-band spectrum to put 5G and touch the entire U.S.

We also have millimeter wave assets. We may need some more, but millimeter wave deployed in the right environments, urban environments and dense urban environments, is a great capacity agent.

And many other exciting piece in the meadow. Sprint has is, as we all know, a lot of 2.5 gigahertz spectrum. That’s kind of classic right down the middle-of-the-road in terms of mid-band 5G as it’s now being defined globally. In Europe, in Asia, most companies are chasing between 2.5- and 3.5-gig spectrum. There isn’t any of it in the U.S. that’s available today. There is going to be some, some CBRS that will come next year. There’s talk of some C-band coming out of the hands of the satellite guys. But the 2.5-gig asset that’s there with Sprint is an incredible opportunity. Today, it’s their LTE network. What we can do as we bring these 2 companies together is free up that 2.5-gig spectrum for an incredible layer of 5G capability. That’s an amazing, an amazing opportunity for us to finally make that 2.5 gigahertz spectrum sink.

The biggest challenge that Sprint has had is they haven’t had the network with the density and the coverage to really make that 2.5 gigahertz spectrum work. We have a much larger and denser network, and that 2.5 gigahertz spectrum on the T-Mobile network is going to perform incredibly better in terms of its coverage and also the capacity that you can realize from that.

So if you think about this combination, it’s an unmatched set of spectrum assets that we’re bringing together. AT&T and Verizon are going to try and compete against this behemoth that we can create here with millimeter wave spectrum in the 5G space. That’s an incredibly tough challenge. The U.S. is enormous, right? And we all know millimeter wave is limited in its propagation and capabilities. It could take them years and a gazillion dollars of investment to play catchup. So timing is key here. The ability for us to put these assets together at this foundational time as 5G is being birthed in the U.S. marketplace, with the scale and breadth of these assets is incredibly unique but also incredibly exciting.

We have the financial scale to do it, and we have a leadership team that knows how to do this stuff, and I’ll talk about that a little more in a second.

So let’s give you a quick preview of what this network can produce. So there’s a lot of discussion, this is very important regulatory argument, about how the combination of these 2 networks is not 1 plus 1 equals 2. You’ll see as this chart rolls out, on the left-hand side, you’ll see 1 plus 1 equals 6 or 7. So why is that? Well, we’re going increase the density of the network, so there’s more sites. We’re going to put all of that spectrum on those sites. And then we’re going to drive much greater spectrum efficiency with the rollout of 5G. And the compounding nature, engineers in the room, this is intuitive to you, but explain it through. Sites times spectrum times the spectral efficiency, we can create enormous capacity. This is incredibly important. We can drive a volume of capacity into the U.S. marketplace for wireless services and fixed broadband and other services unseen in the U.S. marketplace. So if you look at what we can produce, what we’ve produced today, that’s the little 3 exabytes a month sitting on the left there. Look at what we can do by 2024.

It’s an enormous capacity shift in growth. And then speeds. I referenced on the right-hand side, you can see the 30 megabits that was up on the chart earlier on. So average speeds, we can take that 15 times faster over 400 megabits per second average speeds. 30 sounds like really, really old news to me. My goal and sights to set on orders of magnitude greater in terms of speed and performance. This is just 2 dimensions of what we can do when we combine these assets together, incredibly exciting.

Okay. So Mike’s touched on much of this already. I like to think about 5G as this arc of use cases, and we know, over on to your left-hand side, fixed broadband. That’s going to be definitely an opportunity for us to go into that market, figure out the places where we can disrupt, not everywhere nationally to begin with, but clearly, the broadband market and the whole market in the U.S. is far from monolithic. There are a lot of places where there’s very, very poor quality of service and very little competition. Gold mine for us to go and attack.

We know on the right-hand side, the world of the Internet of Things. Much talked about going to be a clear area of growth and opportunity in the 5G space. And we’re going to have some unique coverage and capability to go at it with our low-band layer.

And then I get super excited about the big piece in the middle. What’s going to happen in this wireless space? If we were sat here 10 years ago when we said this is what’s going to happen in LTE on your smartphone, we all got it wrong. We got it wrong. These are massive video and e-commerce platforms today, something we never saw coming. And with the capability that we will now put into these networks, with 5G, how consumers use and digest wireless services is going to dramatically change over the coming months and years. And 5G is going to enable that with many of those use cases that you can read on the slide in front of you.

Okay. Last but not least, in terms of how we’re going to do this. I want to tell you we know how to do it. If I go back 5 years ago, we were talking about how we were going to combine MetroPCS and T-Mobile. And many people said how on earth are you going to do that? It’s a CDMA network and a GSM network. Well, look at what we delivered. Our track record was — is just incredible on what happened there; rapid consolidation of the 2 networks; migration of the customer bases; an incredible over delivery on synergies, plus 40%; almost $10 billion in synergies delivered; and churn, not a factor, de minimis.  So we know how to get this done. This is a whole process of not, I’d like to say not network integration, it’s about migrating customers onto what we call the anchor network. That minimizes disruption for one set of customers. You build out capacity and capability, the landing pad for the migrated base. Sure, there are some of the Sprint sites we need to keep that makes sense or densify the network. Then we migrate. And we have a much better starting point with Sprint than we did with MetroPCS. The MetroPCS customer base was CDMA voice only. There are 20 million-plus customers with a fully compatible handset over on the Sprint side of the house. So when we build out our capacity and we’re ready to start migrating, we already have a huge number of Sprint customers that can move across. Now I’m massively simplifying what’s obviously a complex process. But I’m standing up here to tell you, I know how to do it, I have a team that knows how to do it, and we’ve done it. And the scale of what we did in Metro, believe it or not, when you break this whole Sprint business down, you break it down market by market, the scale of what we did with MetroPCS, in many of those major markets, was comparable, if not larger than what we would take on with Sprint in terms of the size of the customer base and the sites that we have to work on in terms of decommissioning and upgrading.

So we have a plan. We know how to go execute it. We’re getting ready to go do this thing. Now we’re going to take it through the regulatory process.

So a quick rap slide here, and I’ll rebel down these and then hand back to Mike. So this world of convergence is upon us. 5G is going to open up any number of new business opportunities for us to go chase. We haven’t even realized the benefits of the network we have in the ground yet. Now we’re talking about a massive, massive upgrade in terms of what we can deliver going forward. We’re the only company that can make this happen in the U.S. with the case and scale that is really going to introduce 5G and allow the U.S. to maintain a leadership position in technology, incredibly important for the U.S. administration. That message is resonating very powerfully in DC, with all the visits with Mike, myself, John that they have been making over the last 2 to 3 weeks.

More importantly, it supercharges everything Mike talked about in the first half of our presentation today was about our Un-carrier, right? And what we’ve done and delivered over the last 5 years. We’re going to take that and scale it in an incredible fashion and take it forward. We are not going to sit back on our laurels. We’re going to take a far more aggressive customer proposition into the market, better prices, better service, better quality, you name it in all dimensions. And we have a track record and a history of doing that. We have a ton of credibility in the corridors of DC and in the government and with the U.S. consumer, that when we say we’re going to go do something, we actually make it happen. We believe we’re confident in job growth, economic stimulation. In any number of dimensions, this is going to be an incredible opportunity for not just our customers but our employees, our shareholders and everybody within the business. It’s a very, very compelling story. It’s resonating very well in DC so far. It’s early days, very early days, but we’ve had a whole series of very, very strong meetings and very productive meetings. And we’re very confident in the outcome of the regulatory process.

But Mike, let me hand it over to you.

G. Michael Sievert T-Mobile USA, Inc. - President and COO

Well, I’ll just add 2 things to what you just said, Neville. Because one thing I love is Neville’s clear-eyed view on this opportunity. And he gets asked a lot, and we have been over the past 3 weeks, “How are you going to integrate these networks?” And he said it a minute ago, but I’ll just re-amplify it. He says, “I’m not. I’m not. I’m not going to integrate them. We’re going to migrate the customers to the T-Mobile network, and we’re going to use the assets to make the T-Mobile network an order of magnitude better than it’s ever been.” And we can break down the numbers for you on that, but that’s our integrated plan. It’s not Neville’s plan. It’s our integrated plan with the Sprint management team. This is something we know how to do because we did it on Metro, and it’s a winning strategy. It’s so different from what has come before, and it’s also part of what unlocks this massive synergy.

The second thing is people say, “Hang on, 5G. Are you really saying only because of this combination will there be 5G in America?” And the answer is no. No, we’re not saying that. Of course, AT&T and Verizon are doing 5G. Standalone T-Mobile and Sprint will do 5G. But what this is about, what Neville just told us about is an opportunity to create a broad and deep nationwide 5G.  In the critical early years of the 5G innovation cycle, something that absolutely will not exist without this combination. Think about it. Standalone T-Mobile will go broad with 600 megahertz and have 5G everywhere, but we won’t have the depth for the kind of game-changing performances that Neville just told us about. 450 megabits per second. That wasn’t one of these bull(expletive) peak theoretical speeds the industry likes to spew. That is our actual forecast for the average, the average — actually, the median, to be more specific, speed, nationwide, on speed test within our planning period. Not a dream or an aspiration, but a plan. Well, that’s something that can only happen when you bring these 2 together. Meanwhile, AT&T and Verizon have made it crystal clear that what they plan to do is millimeter wave, sporadic 5G in some neighborhoods of some towns with incredible performance in a few isolated places on the map. That’s not the kind of game-changing 5G strategy that the U.S. economy needs.

So let me just wrap up by saying thank you for the opportunity to tell this story. I hope you understand after this brief talk that we’re excited. We’re excited about 2 things, and we hope you are, too. Number one, we are excited about the standalone prospects of this business, we always have been. And hopefully, I laid out for you why we are, and the opportunity that we see ahead for T-Mobile as a standalone company. We’re as excited about that as we’ve ever been. But we’re even more excited about the prospect of bringing these companies together and unleashing an incredible value opportunity on top of that, of billions and billions of dollars of value creation that we have a clear-eyed plan on how to unlock. Now last fall, when the deal didn’t happen, we told the market, look, we are only going to do this deal or any deal, if we’re confident that we can get it done, that it’s going to unleash incredible value for American consumers and it’s going to deliver incredible value for shareholders. And those set of circumstances didn’t all come together last fall. They did this spring. And so we’re confident in our standalone prospects. We’re confident that this deal is going to get done. Way more confident than we ever could have been last fall for a number of reasons. And we’re confident that when it gets done, there’s massive value creation.

***

Yin Kin Tang UBS Investment Bank, Research Division - MD and Head of Telecom Research

It’s Polo Tang from UBS. Really just a question about convergence, but also cable competition. Because if you think about DT in Europe, the strategy is very much focused on convergence, and by that, I mean combining fixed and mobile together. You’ve obviously outlined strategy in terms of beyond the smartphone. But I’m just interested in your thoughts in terms of whether you think convergence, i.e., combining fixed and mobile, will take off as a business model in the U.S. in the longer term. And then in terms of an add-on to that question, can you maybe talk about competition from the cable operators in terms of the entry into mobile and how you see the impact of competition from them in the longer term?

G. Michael Sievert T-Mobile USA, Inc. - President and COO

You bet. Yes, I’ll start, but anybody, jump in. A couple of things. One is that traditional premise around wireline and wireless is sort of falling away, and 5G will only accelerate that trend. I think we’re increasingly reaching a point where consumers are a little bit disinterested in our industry categories. Our industry categories are named for capital, we the industry, put in the ground years ago. The wireline industry put fiber and copper in the ground. The wireless industry put radios on towers. Customers don’t care. And what’s happening is the capabilities are converging rapidly and probably faster than most people realize. Neville said in his remarks that we could have never guessed when the mobile era started. What would result with the digital lives we lead on our smartphones today. We really thought that 4G would be about you being able to load your cat and dog pictures faster. And — but it turns out that a digital economy emerged from 4G that blew everybody’s minds. It created the world’s most valuable companies in Apple, Google, Facebook, Amazon and others, and also, unleashed innovators everywhere like Uber, Lyft, Snapchat, Instagram and others.  So this is transformational, what’s about to happen. The last one was transformational, more so than we ever could have predicted. This is bigger. 5G is bigger. And the reason I say all this right now is that because of that, I think traditional thinking about these industries and how they’ve always been is going to fall away, and people haven’t fully thought that through yet. Neville just told you, his specific target, not his dream, his specific goal, is a nationwide average speed through wireless of 450 megabits per second. Now in the United States, we have a digital divide. About half of Americans, half, have either 0 or 1 choice when it comes to broadband in their home. 0 or 1 when it comes to high-speed broadband capabilities. We can change that. We’re going to bring meaningful serious competition to the broadband space in 2 forms. One is, obviously, you may choose our 5G service for your home. We’re going to allow that in some areas. We think we’ll market that actively to probably about 1/3 of the country, where we have the capacity to be able to serve that kind of volume in addition to wireless. But the other effect that’s going to happen is substitution. So number one, yes, we see millions of homes getting their broadband from T-Mobile in this new combined company. But on the other hand, we see an even larger audience deciding that their only connection to the world should be their mobile connection. Today, that number is about 12%. It’s quietly grown 50% in the last few years, from 8% to 12%. Ours is higher. We index much higher. Nationwide, about 12% of people rely on only their mobile technology for broadband. We think that the substitution effect is another big opportunity as customers looking for savings decide, I have to pick. Is it mobile? Or something fixed to the place where I live and sleep? Obviously, mobile’s going to win. Mobile will win every time when you force people to change, especially once 5G changes the game. Now the last part of your question is about they’re coming into our space. Yes, they’re coming. It’s real. If you ask them, they’ll say, look, I’m already a facilities-based wireless player. I don’t know what you call me an MVNO. I’ve got 20 million small cells. Like, what? Yes, I have 20 million small cells, because they have Wi-Fi in everybody’s homes. These guys are serious players. They really believe in the combination of home WiFi and mobile technology brought through partnerships. And the results are starting to show that it’s working. I’ll tell you, it’s not coming from us. Our numbers have been phenomenal since Comcast came out. We’ve had some of the best performance. We’ve had outperformance versus expectations. It’s coming from AT&T and Verizon, but these are serious players. They’re coming in, and we welcome the competition. But we don’t fear it one bit. They don’t have anything to offer that AT&T and Verizon haven’t been offering all along, and we’re kicking their a**. So it’s fine.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Let me just add one quick comment, and I think it’s a critical difference between European markets and the U.S. market. Broadband is incredibly fragmented in the U.S. That map is trunked up into any number of slices. You’ve got some big players. You’ve got a ton of small players. As Mike said, there’s half the country is incredibly poly served. So that’s a perfect environment for us to go play and disrupt. And that’s what the strategy is about. We are up here to tell that we are going to go and demolish Comcast in the 20 million homes passed, whatever that number is. Around the edge, over time, sure. But that’s not the major opportunity. The U.S. market is so fragmented in cable service and broadband service, there’s a map of any number of areas we can go and attack with the capability that we’ll be bringing to the marketplace. So that fragmentation is key for us to go open up.

G. Michael Sievert T-Mobile USA, Inc. - President and COO

Last word on this, zero of it is in — are in the numbers that I showed you. Just one more time. The synergy numbers I showed with you are costs, costs only. There’s a massive revenue synergy opportunity for this combination. We’re into one of the topics, millions of broadband users and the replacement value and other things. None of that broadband competition that we intend to bring is in the numbers that we showed you. It’s all upside. Go ahead.

Dhananjay Mirchandani Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

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The second question is more related to the network synergies with — in your transaction with Sprint. How prepared is your grid today, which pieces or elements are in place today, for you to be able to aggressively deploy 2.5 gigahertz TDD spectrum? And what pieces are missing? So I want to just get a sense of the pace at which you’re able to deploy 2.5 in a merger scenario? Two questions.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Let me do the second one first, because that’s the one I’m most excited about because it will dramatically change anything we talk about in the first part of the question. What’s the best way to give you a visual? If you take a market like — let’s pick a big one. Let’s pick New York today. We have, as T-Mobile standalone, more than 50% more sites than Sprint does in that marketplace today. And so in terms of the density and scale, now this is outside of breadth of coverage. We have a much, much larger geographic footprint when you move outside of suburban metro and suburban areas. But come down to the core metro areas, our site density is incredibly higher, much, much higher than Sprint’s. And that’s back to my comment of why our network is highly suitable for that 2.5-gig spectrum deployment. Much of the challenge that Sprint has had is they don’t have this identity, so they face a propagation risk and challenge. The experience is choppy. You have 2.5, you don’t have 2.5. So it’s the roller coaster ride that you face. That spectrum deployed on our network doesn’t have the roller coaster ride in almost all geographies. We are incredibly densely built out. This is the fun story, right, because this industry in its early running, the folks that had low-band spectrum triumphed than one, right, because it was about voice services. We never had any low-band spectrum. We had to build an incredibly dense network to provide the coverage with mid-band spectrum, which is what we have. Comes the era of data and you need density, you need more sites. A mid-band spectrum network is much better suited for the world of

LTE today. That’s why I win on speeds against Verizon and AT&T. So we already have an incredibly dense network asset. I have almost 50% more sites than Sprint does in our network today as we start this process.

Dhananjay Mirchandani Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

Can I just very briefly follow-up? What — I guess, the question was what percentage of that grid are you going to need to touch physically as you deploy 2.5?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

So I intend to put 2.5 spectrum on 50,000 cell sites. That’s more cell sites than Sprint has today.

G. Michael Sievert T-Mobile USA, Inc. - President and COO

So quick math, right? The 2 companies together pro forma have about 110,000 macro sites. We intend to shut down about 35,000 of those, bringing the number to 75,000. And then we intend to invest in about 10,000 additional macro sites to continue pushing out our coverage and density, mostly coverage. And then secondly, there’s about 50,000 small cells in this plan as well on top, and all that is fully funded in the network plan and the cost to achieve that was shared with you earlier.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

So does that make — I’m sure — I don’t — if I’ve still answered your question. You look like you’ve got...

Dhananjay Mirchandani Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

Yes, sorry. I hate to monopolize this. But very briefly, I guess how many sites were you going to have to physically truck roll to, to deploy 2.5 versus remotely provision? I guess, that was the core of the question?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

50,000. Yes. I mean, so we’re going to — so the whole plan, right, is, as Mike said, there’s a site count. And what we do on the anchor network is the first thing I have to do is deploy that 2.5 radio in T-Mobile land. And at the same time, the keep sites from Sprint, there’s about 11,000 of those, we deploy our assets. So our mid-band spectrum, some of our low band, some of the millimeter wave, that will go on to the Sprint keep sites. And so you bring the whole portfolio up to that capability across all bands. Not everywhere. There’s a transition point at which 2.5 doesn’t make sense when you move into outside of metro. Just your quick question, so on 75% utilization. So our performance with speed today, our congestion is — we don’t even think about it right now. It’s the lowest level it’s been in the history of the company. And that’s a combination of everything we’ve done with LTE Advanced. On a standalone basis, we have an incredibly strong growth path. We have a licensed assisted access, what we’re doing with small cells, we have a whole plan. So there’s very little of the network is stressed at that 75% rate that you mentioned. It’s less than 1% of the sites during a busy hour.

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Unidentified Participant  -

So Just to make it clear, if you move the 50,000 cells to 2.5, there’s no risk in the short term of your network speeds dropping because of the lower capacity of Sprint? So that in the future test that you might actually end up worst, because Sprint has the lowest speed network and you have the highest speed network, that in the short term, has no risk of that?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

No. And that’s the whole anchor strategy, right? So the performance of the T-Mobile standalone network, that’s going to continue to grow and improve, right, as we drive features and capabilities. On comes 2.5 gigahertz spectrum. Great thing is that a lot of these phones are — already, our phones are already banded for 2.5. They needn’t carry a bundle from Apple and so on. As I said, there’s a lot of Sprint phones that can comes straight across the banded for AWS even though Sprint doesn’t have any. And so we’re in this position where we can leverage both handset bases in the majority fashion on 2 separate sets of assets as we combine them on the one network.

G. Michael Sievert T-Mobile USA, Inc. - President and COO

And there’s fallow spectrum to allow this refarming. And that’s something that competitors don’t have. It’s something that makes this combination an incredible moment in time. When you put these 2 together, you have the fallow spectrum to do this migration. And you do it city by city. So you go into a city and you put them together, get this T-Mobile anchor network ready. And when it’s ready and it’s got the right assets, then you migrate to customers in that city. And what happens is the next day, that Sprint customer just wakes up and has a better experience. And we lived through this with MetroPCS. A lot of people asked us when we did Metro, they said, okay, you have 8.9 million Metro customers. How many of them can you hang onto through this type of migration experience when you’re literally turning off their CDMA network and forcing them onto Sprint or onto T-Mobile? How many are you going to hold on to? 8.9 million? Well, we held on to virtually all of them...

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

9.

G. Michael Sievert T-Mobile USA, Inc. - President and COO

And double. Double. Right? So we think in that whole equation that we’re about 50,000 customers that opted out through the journey. And in the meantime, we doubled the MetroPCS business. Because the vast majority of people who woke up in that city, they had a superior — a measurably strictly superior experience, and they were happy about it.

Unidentified Participant  -

That puts me to my next question, which is MetroPCS. Since the merger, you’ve actually increased the retail distribution from 4.5 thousand to 11.1 thousand. You’re keeping the brand up. You’re actually promoting it much more. Sprint, you want to make them to disappear into AT&T. When will MetroPCS disappear or also be merged into T-Mobile US?

G. Michael Sievert T-Mobile USA, Inc. - President and COO

Well, it’s interesting. This combination, we have the potential of an incredible brand portfolio. T-Mobile, Sprint, MetroPCS, Boost and Virgin.  And we haven’t announced what our brand portfolio strategy is yet. I think it’s really important that we get through this competitive deal pendency period. It’s obvious that we see big synergies on the postpaid side. And so if you look at these numbers, obviously, it looks like it’s going to be majority one postpaid brand. But we just don’t want to get into details on brand strategy right now. There’s a lot of optionality. We need to study it. And we also need to make sure that on both sides during the pendency of this deal, number one, we compete hard; and number two, we keep these dealer distribution networks going. So we’re getting wait and talk about brand strategy after the close.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

And if I could just add on that. So from a network perspective, the network transition is brand-agnostic, is the way I talk about it. So if you think what we did with MetroPCS, a big part of the success, as those MetroPCS customers migrated, their experience stayed the same. We didn’t touch their billing, we didn’t touch their voicemail, their specific services. We just plugged all of that into the T-Mobile network and not the MetroPCS network. Now again, I make those things look really simple with my hands. That’s a lot of work. But what you do is you create a position where the business has complete flexibility on the brands it selects to operate on a go-forward basis and that time at which you might decide to change those out.

So for example, on Metro today, that still runs on Metro billing. It’s a small, agile, nice, tight business unit. There’s been no reason to disrupt that. But the network experience changed almost day 1 for a large number of the customers.

Nils Paellmann T-Mobile US, Inc. - VP — IR

Okay. Let’s go to Emmet in the last row there.

Emmet Bryan Kelly Morgan Stanley, Research Division - Head of European Telecoms Research

Yes, it’s Emmet from Morgan Stanley. Just one question, please, on the merger and the outlook that you see for potential job creation and if you can maybe say a few words on how many jobs might be created through onshoring of call centers, maybe the 5G network rollout, the increase in the retail network as well, please.

G. Michael Sievert T-Mobile USA, Inc. - President and COO

Yes, I’m glad you asked that. A lot of people said, “Hang on. Isn’t this kind of sound bitey?” Like, okay, so you’re saying, you’re going to get $43 billion in cost synergy and you’re also saying the combined company is going to employ more people from day 1 and every year thereafter forever and ever, amen. How could that possibly be? And let me just kind of unpack it for you a couple of ways. Number one, we do see big opportunity to bring these companies together, and we have $15 billion in cost to achieve in that equation. So obviously, in the early years, there’s a need for us to invest that money in teams to make all this happen. There’s a few categories. Number one, $40 billion in capital over the next 3 years is going to get spent after the close to make this incredible network experience that we just showed you. That means engineering jobs. That means construction jobs, there’s just a lot of impact there. Second, we think this network has the — for the first time ever, a serious, serious ability to take on AT&T and Verizon in the enterprise space. We funded a big expansion of our T-Mobile for business group in that era. Thirdly, you mentioned it, customer care. We expect to roll the T-Mobile model for customer care across the combined customer base. This isn’t about some deliberate political pandering onshoring. This is just a simple as the T-Mobile way of doing business is something we’re incredibly proud of in customer care, witnessed all-time highs in customer satisfaction, all-time lows in cost of care. So we’re going to roll that across. Our model tends to be more onshore. It’s about 55% onshore with our team of experts concept. There’s this about 10% onshore. So there’s thousands of jobs there. And then finally, in retail, we’re going to be expanding our footprint. I talked to you about we’re in 265 million POPs with retail right now. We’re going to all of the POPs with retail in this business. So there’s hundreds, maybe even thousand new stores in this model or more. That’s more people. Now there’s also net consolidation of stores, which will result in displacement of some jobs, but not as many as some people think because it turns out that the amount of people you need in retail is much more a function of the size of your customer base and your share of gross adds, not the number of doors. So we’ll have fewer doors with more people per door to be able to handle the opportunity in front of us. So how does this not all get in the way of synergies? That’s the final piece. And the truth is, obviously, we have funded synergies in the first 3 years. But in the out-years, we see 6 billion, maybe 7 billion in pure cost synergy on an ongoing basis, and most of those are not in the job affecting  areas. Most of that has to do with avoided capital in the network, and it has to do with avoided leases in the network. That’s the majority of it, neither of which really directly affects jobs. Secondly, by that point, again, 4 years out, we will be a much larger company, having invested, with that fully funded cost to achieve, in new business models that need teams, like a broadband team, like video team, expansion of our opportunities. So by the time we’re there, we’re a $100 billion company with an organic need for a bigger team. It doesn’t get in the way of synergies, and we’ve kind of laid this out in great detail year by year. And the result is massive cost synergies while over time having more domestic, maybe not more total, but more domestic employees in this company at close and for every year thereafter than the stand-alone companies, mostly driven by growth.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

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competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.